EXHIBIT 99.1

enCore Energy Releases Inaugural Sustainability Report

NASDAQ:EU
TSXV:EU
www.encoreuranium.com

DALLAS, Oct. 21, 2024 /CNW/ - enCore Energy Corp. (NASDAQ: EU) (TSXV: EU) (the "Company" or "enCore"), a uranium producer and America's Clean Energy Company™, today announced the completion and release of its inaugural Sustainability Report (the "Report"). The Sustainability Report, completed with support from Stantec Inc.'s ESG advisory team, includes the Company's achievements for 2023 and plans for 2024 to 2026, and is available on the Company website at https://www.encoreuranium.com/sustainability.  The Report also includes highlights and action items from the Greenhouse Gas Study1 completed by Minviro Inc.

The Report outlines the Company's sustainability initiatives and key measurables and action items demonstrating enCore's progress as a clean energy producer. Highlights of the Report include:

  Completion of the exploratory life cycle assessment of greenhouse gas emissions (Greenhouse Gas Study), in support of environmental strategy development, at both the Rosita and Alta Mesa In-Situ Recovery Uranium Central Processing Plants;
  Reporting environmental, social, and governance performance across enCore's business;
  Completion of the first enCore materiality assessment;
  Establishment of enCore's goals, targets, and next steps for priority sustainability topics;

Paul Goranson, enCore's Chief Executive Officer stated: "It is our honor to share our inaugural Sustainability Report containing our environmental, social and governance programs and performance for the 2023 fiscal year. In 2023 we successfully achieved our objective of becoming a domestic uranium producer in the United States, an achievement met through intense commitment and dedication of our entire team. As we made the decision to undertake both our first Sustainability Report and Greenhouse Gas Report, we committed to establishing baseline information as a producer. We are releasing the Report after taking important actions toward this commitment, including establishing sustainability priorities, setting realistic and measurable targets, and completing the life cycle assessment at Rosita and Alta Mesa. While this resulted in a greater amount of time to produce the report, it allowed us to establish a strong foundation to effectively measure and improve our sustainability progress."

Paul Goranson continued "In support of our vision and goal to supply a clean and affordable energy source, enCore must also operate in a manner to reduce greenhouse gas emissions and enhance sustainability. All of this meets a global commitment to work toward decarbonizing the world with this carbon-free energy product. Simultaneously, we are committed to implementing action items to improve our operations, ensure the safety and well-being of our employees and communities while operating within a strong corporate governance model. Our sustainability achievements are critical to a strong economy and clean environment, and allow us to capitalize on the ever-increasing momentum for nuclear energy."

About Stantec Inc.
Stantec is a global leader in sustainable engineering, architecture, and environmental consulting. The diverse perspectives of our partners and interested parties drive us to think beyond what's previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

Stantec are designers, engineers, scientists, project managers, and strategic advisors. They innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together they can redefine what's possible.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit Stantec.com or on social media.

About Minviro Inc.
Minviro is a science-driven consultancy, software, research, and data solutions, established in 2019. They specialize in Life Cycle Assessment (LCA) and are dedicated to supporting the energy transition by helping companies in raw materials and technology sectors navigate their sustainability challenges. Operating globally from offices in London, Perth, and Shanghai, Minviro transforms complex environmental data into actionable insights, enabling businesses to make informed decisions, comply with regulations, and reduce their environmental impact.

Their team of top-tier scientists and engineers have successfully completed hundreds of projects, including environmental assessments for mining and innovative studies for the world's leading electric vehicle manufacturers. Recognized for their industry expertise and commitment to sustainability, Minviro partners with clients to create lasting value and drive impactful change towards a low carbon economy.

For more information on Minviro please visit: www.minviro.com.

About enCore Energy Corp.
enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable fuel for nuclear energy as the only United States uranium producer with multiple production facilities in operation. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of In-Situ Recovery ("ISR") uranium operations and the nuclear fuel cycle. enCore solely utilizes ISR for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy.

Following upon enCore's demonstrated production success in South Texas, future projects in the production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming.  The Company holds other assets including significant New Mexico resources, non-core assets, and proprietary databases. enCore is committed to working with local communities and indigenous governments to create positive impact from corporate developments.

www.encoreuranium.com

[1] Life Cycle Assessment Study of enCore Energy Corp's Production of Natural
Uranium, Minviro Inc. July 2024

Cautionary Note Regarding Forward Looking Statements:

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, statements regarding future or potential production, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to implement its business strategies; including achieving expected levels of production at Rosita and Alta Mesa in the planned time frame or at all; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; litigation risks; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

View original content to download multimedia:https://www.prnewswire.com/news-releases/encore-energy-releases-inaugural-sustainability-report-302280952.html

SOURCE enCore Energy Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2024/21/c8395.html

%CIK: 0001500881

For further information: For further information please contact: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 21-OCT-24